Barnabas,

you OK?

Get your things.

What?

There isn't much time.
They're coming.

Who is?

The Temple of God.

The Zealots were found last night,
and they've taken Susanna.

They'll be here next.
Now get your things.

But what about
Simon and the others?

Get your things, Mark!

At the back of the garden.
There's a door onto the street.

Keep moving and keep him safe.

What about you?

Speed is not on my side.

The least I can do is
buy you some time.

Mark, let's go!

Run and find Peter.

Peter? How?

I don't--

I don't know how to.

He will guide you.

Mark?

No.

God.

But you have to listen.

Listen for His voice.

Run.

By order of
Prime Minister Ananias,

final warning. Open the door!

This way, this way.

They're making their way
over the bridge.

But you have to listen.

Listen for His voice.

Not in the wind,

not in the quakes,

nor the fire,

(birds chirping)

but in a gentle whisper.

This way. Come on.

This way.

That way.

No, no, no Luke.

Trust me.

Wait!

What?

I don't know.

We just need to wait.

Follow me.

Come on.

Hi, I'm Paul Syrstad,

creator of Testament,
which is an upcoming series

Reimagining the Book of Acts

in a world

that looks very much
like our own today.

We want to reach as
many people as possible

with the stories of
the early church

and the king that they followed,

Jesus.

This show isn't backed
by your normal

industry standard methods.

No, this show is backed
and made possible by you.

Find out more at
TestamentSeries.tv

Let's go.

To the next safe house?

Yeah, we're just going
to make a

quick pit stop on the way.

Pit stop?
Wait Mary. What pit stop?

There's a small family
I said Iâd talk to.

They want to hear about Him.

What about the raids?

It's too dangerous out there.

The most logical thing to do
is to head to the next safe house.

But God chose the foolish things

of the world to shame the wise.

God chose the weak things of the world to shame the strong

That's--

Yeah itâs Paulâs

It's making the rounds.

Listen, Doc,

ever since I met Jesus,
there's been nothing

but danger and trouble

practically every day.

It can't have been
that much different

you traveling here with Paul.

We're on a mission.

Jesus was very clear.

Tell his story to all the world.

Even a small gathering.

So that is what I'm going to do.

Are you coming?

Can I take notes?

Hi! Welcome. Come in.

So the brothers do as Jesus says.

They put their nets
down in that water

one last time.

Then suddenly the boat
begins to dip.

Oh, and the nets begin to break.

They have caught so many fish

they have to call their friends
over to help.

And ever since that day,
they decided to follow

Jesus like we do right now.

The end!

Another story! Another one!

That's enough Benia.

Sorry. I know you have to go.

No, that's okay.

Would you like to hear a story
that Jesus told us?

Yes. Yes. Yeah.

OK , let me think.

Oh, now,
this one's a little bit confusing,

so you're going to have to
listen really closely.

Hi, I'm Paul Syrstad,

creator of Testament,

which is an upcoming series

Reimagining the Book of Acts
in a world

that looks very much
like our own today.

We want to reach as
many people as possible

with the stories of
the early church

and the king that they followed,

Jesus.

This show isn't backed
by your normal

industry standard methods.

No, this show is backed
and made possible by you.

Find out more at
TestamentSeries.tv